UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 11, 2021, Medigus Ltd. issued a press release titled: “Smart Repair Pro Signed Agreement to Purchase Leading Fitness Toys Brand in its Category on Amazon Marketplace for $4 Million.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Smart Repair Pro Signed Agreement to Purchase Leading Fitness Toys Brand in its Category on Amazon Marketplace for $4 Million.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: February 11, 2021	By:	/s/ Oz Adler
Oz Adler
Chief Financial Officer

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